SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

October 21, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the company Fitch Ratings has changed the long-term credit risk classification of Credicorp Ltd. from ´BBB+´ to ´BBB´ and the outlook from negative to stable, reflecting the actions taken for Peruvian financial institutions after the modification of the Sovereign Debt classification. The short-term classification of 'F2' has been confirmed. Finally, the classification of the senior unsecured notes has been modified from ´BBB+´ to ´BBB´.

The information in this Form 6-K regarding the rating of S&P Global Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Facts and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of S&P Global Ratings do not necessarily represent the opinion of Credicorp Ltd. nor should they be seen as a recommendation to buy shares or any other securities of Credicorp Ltd. Credicorp Ltd. accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

21 OCT 2021

Fitch Takes Actions on Peruvian FIs Following Sovereign Downgrade

Fitch Ratings - New York - 21 Oct 2021: Fitch Ratings has taken selected actions on Peruvian Financial Institutions (FI) following Peru's sovereign downgrade to 'BBB' from 'BBB+'; Rating Outlook Revised to Stable. The review also follows Fitch's adjustment of its operating environment (OE) assessment for Peruvian FIs to 'bbb-'/Stable from 'bbb'/Negative. For additional details on the sovereign rating action see "Fitch Downgrades Peru to 'BBB' from 'BBB+'; Outlook Revised to Stable" at www.fitchratings.com.

Fitch believes the current Peruvian OE has a high influence on the banks' financial profiles. The stabilization of the OE mirrors the Stable Outlook of the sovereign rating and indicates that Fitch expects any modest additional fallout from the rapidly developing external shocks and political uncertainty could be absorbed by the current OE level.

This review includes Peruvian FIs with Viability Ratings (VR) and Issuer Default Ratings (IDRs) rated at the same level, or one or two notches below the sovereign. Fitch believes ratings are sensitive to the OE deterioration, or further actions on the sovereign rating. Furthermore, the agency will not rate Peruvian FIs higher than the sovereign rating, based on their current intrinsic credit profiles, except for those with highly rated parents.

Key Rating Drivers

STATE-OWNED FINANCIAL INSTITUTIONS

The downgrade on Corporacion Financiera de Desarrollo S.A. (Cofide) and Fondo Mivivienda S.A. (FMV) IDRs mirror the respective downgrade on the Peruvian Sovereign IDRs, since these are support driven by the government. The Outlooks of these entities were revised to Stable, in line to that of Peru. Cofide and FMV's Long- and Short-Term IDRs are fully aligned with the sovereign, reflecting Fitch's assessment of the government's willingness and capacity to provide timely support if needed. Fitch views these entities as an integral arm of the state given their importance to the implementation of the government's National Development Plan and the majority ownership by the state. Peru's ability to support these entities is reflected in its sovereign rating (BBB/Stable).

Senior Unsecured Debt

Cofide and FMV's senior unsecured debt rating were also downgraded to 'BBB' from 'BBB+', as the likelihood of default for the debt issuance is the same as the likelihood of a default for the bank.

Subordinated debt

Cofide's subordinated bonds were downgraded to 'BB+' from 'BBB-'. These bonds are plain vanilla and in Fitch's opinion, their probability of nonperformance is equivalent to that of Cofide's senior bonds, but they would incur a higher loss in case of default due to their subordinated nature. Considering the subordinated debt's features, Fitch does not believe there is a meaningful source of loss severity mitigation for these securities upon default, and so they are rated two notches below the bank's IDR.

Support Rating (SR) and Support Rating Floor (SRF)

The SR was affirmed at '2' and SRF revised to 'BBB' from 'BBB+' for Cofide and FMV due to the sovereign's reduced ability to provide support after the recent downgrade.

PRIVATE SECTOR BANKS

Banco de Credito del Peru S.A. (BCP) and Banco BBVA Peru's VRs drive their IDRs, and therefore, are sensitive to the OE. The downgrade of the Long-Term IDRs of BCP and BBVA Peru to 'BBB' from 'BBB+' reflect the recent downgrade of Peru's ratings, as these bank ratings are constrained by the sovereign's ratings based on their current intrinsic credit profiles. The Short-Term ratings were affirmed at 'F2' due to their strong funding and liquidity profiles and in the case of BBVA Peru also supported by the higher rating of its parent company (BBVA).

BCP and BBVA Peru's subordinated debt ratings were downgraded to 'BB+', reflecting its baseline notching for loss-severity of two notches from the entities' VRs.

Banco Internacional del Peru S.A.A. (Interbank) 's ratings were affirmed at 'BBB', and the Outlook on the IDRs was revised to Stable from Negative, in line with the OE trend and given that no further deterioration on the financial profile is expected.

Banco Interamericano de Finanzas S.A. (BanBif)'s ratings were downgraded to 'BB+' from 'BBB-' for the Long-Term, mirroring the action on the OE as it is a high influence factor for the VR, and to maintain the relativity in respect to the sovereign rating and the OE due its more limited company profile and tight capital metrics. BanBif's Fitch Core Capital (FCC)/risk weighted assets (RWA) ratio of 8.15% at June 2021 remains under pressure due to its limited capital size, narrow earnings and pressures on RWA leaving limited headroom over the medium-term. The Short-Term IDRs were downgraded to 'B' from 'F3'.

Fitch has taken rating actions on Scotiabank Peru S.A.A.'s (SBP) ratings, whose IDRs are support driven from its parent, Bank of Nova Scotia's (BNS; AA-/Negative). Fitch has downgraded the bank's Foreign Currency (FC) IDR by one notch to 'BBB+' from 'A-', as it is capped by Peru's country ceiling at 'BBB+'. The downgrade on SBP's Local Currency (LC) IDR to 'A-' from 'A' mirrors the current downgrade on the sovereign LC IDR, since Fitch will likely maintain a maximum of two-notch difference between these two ratings. Based on the subsidiary's role in the group and its integration with the parent, Fitch considers SBP a strategically important subsidiary for BNS. According to Fitch's assessment of support, SBP's ratings are highly influenced by the Peruvian country risk, which captures the transfer and convertibility risks, reflected in the Country Ceiling of 'BBB+' and constrains Fitch's assessment of the ability of the shareholder to support its subsidiary.

SBP's VR is highly influenced by the challenging OE. The downgrade of SBP's VR reflects the recent downgrade of Peru's ratings, as this bank is constrained by the sovereign's ratings based on its current intrinsic credit profile. SBP's subordinated debt rating was downgraded to 'BBB' from 'BBB+' to maintain the relativity of one notch below what Fitch considers the appropriate anchor rating, the bank's own support-driven Long-Term FC IDR.

Credicorp Ltd and Intercorp Financial Services

Credicorp Ltd (Credicorp)'s IDRs are driven primarily by the IDR of its main subsidiary, BCP, which has a strong business and financial profile. The long-Term  IDR and Outlook are equalized to BCP's due to the low double leverage at the holding company, strong liquidity management at Credicorp, 97% subsidiary ownership of BCP, and the long track record of significant dividend flows that provide the bulk of Credicorp's liquidity. The senior global debt rating is at the same level as Credicorp's Long-Term IDRs, as the likelihood of a default of the notes is the same as Credicorp's. The Short-Term IDRs were affirmed at 'F2', aligned to that of BCP, as Fitch believes liquidity is highly fungible among Credicorp and BCP.

The ratings assigned to Intercorp Financial Services Inc. (IFS) reflect the business and financial profile of its main operating subsidiary, Interbank. IDRs were affirmed at one notch below those of Interbank, reflecting IFS's separate jurisdiction (Panama), the lack of regulatory focus on IFS on a consolidated basis, and the potential for regulatory restriction of liquidity upstreaming to IFS in the event of solvency pressures at Interbank. The Outlook was revised to Stable from Negative, in line with Interbank's Outlook.

RATING SENSITIVITIES

STATE-OWNED FINANCIAL INSTITUTIONS

Factors that could, individually or collectively, lead to positive rating action/upgrade:

--An upgrade is highly unlikely in the near future as the IDRs are constrained by the sovereign rating;

--Positive Rating actions on Cofide and FMV will mirror any potential positive change in Peru's sovereign rating.

Factors that could, individually or collectively, lead to negative rating action/downgrade:

--Cofide and FMV's ratings  will mirror any potential negative change in Peru's sovereign ratings;

--Although not a baseline scenario, Cofide and FMV's ratings could change if Fitch perceives a decrease in the bank's strategic importance to the government's public policies.

SUPPORT RATING AND SUPPORT RATING FLOOR

Potential changes in Cofide and FMV's Support Rating and Support Rating Floor  would be driven by a change in Peru's sovereign rating and/or a change in the expected propensity of support from the Peruvian government.

Senior Debt and Subordinated Debt

The Senior and Subordinated notes' ratings are sensitive to any changes in Cofide and FMV's IDRs.

PRIVATE SECTOR BANKS

Factors that could, individually or collectively, lead to negative rating action/downgrade:

--BCP, BBVA Peru, Interbank and BanBif's IDRs are sensitive to a material deterioration in the local operating environment or a negative sovereign rating action;

--BCP and BBVA Peru's VRs could be negatively affected if the banks' asset quality deteriorates significantly causing a sustained decline of the banks' operating performance and capital cushions (a sustained decline in the bank's FCC/adjusted RWA ratio to less than 10% assuming the maintenance of excess reserves and non-core loss absorbing capital or operating profit to RWA below 2.5%);

--BBVA Peru's IDR and its Outlook are driven by its VR and the implied downside potential on this rating. However, if the VR were downgraded, the Long-Term and Short-Term IDRs could become support-driven and remain one notch below the parent's Banco Bilbao Vizcaya Argentaria (BBVA), given Fitch's "higher of" approach and Fitch's assessment of the subsidiary being strategically important. In this latter case, the Outlook or Rating Watch would mirror that of the parent and the Short-Term IDR will mirror that of the support-driven IDR;

--Under Fitch's current support assessment, SBP's IDRs will likely remain at the level determined by its own VR or one notch below its parent's IDR, whichever is higher, but subject to sovereign rating and Country Ceiling considerations;

--Pressure on SBP's VR could arise from a significant asset quality or profitability deterioration that erodes SBP's reserve and capital cushion, specifically, operating profit/RWA sustained below its historical average of 2.3% and an FCC ratio below 10%;

--Interbank's VR could be downgraded if the bank's asset quality deteriorates significantly causing a sustained decline of the bank's operating performance to less than 2.0% of RWA and if Interbank's loss absorption capacity is further pressured, either in the form of an FCC ratio below 10% or a relevant decline in reserve coverage;

--BanBif's ratings could be downgraded if the FCC ratio falls consistently below 8%, especially considering the tighter internal capital generation of the bank (i.e. retained earnings);

--The ratings could also be pressured by a material deterioration of asset quality and profitability metrics due to the disruption of economic activity and financial markets from the coronavirus pandemic.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

--There is limited upside potential for BCP, BBVA Peru, SBP and Interbank's VRs given the sovereign's current rating and Stable Outlook;

--Over the medium term, ratings can be upgraded by the confluence of an improvement of the OE and the financial profile of the banks;

--BBVA Peru's IDRs could benefit from an improvement of its parent's ability to provide support, as evidenced by BBVA's IDR;

--A rating upgrade on SBP Long-Term LC IDR is unlikely in the near future. Over the medium term, this rating could be upgraded if the parent's ratings are upgraded, or if Fitch's support assessment of SBP changes to an equalization of its IDRs with those of the parent but is subject to constraints on the maximum uplift above the sovereign rating;

--While unlikely in the current OE, SBP's Long-Term FC IDR would be upgraded if Peru's Sovereign Rating and Country Ceiling were to be upgraded;

--Positive rating actions could occur if BanBif demonstrates a capacity to sustain improvements in earnings and asset quality metrics, while also maintaining an FCC ratio greater than 10% amid the relatively faster loan growth that the bank could have within a better OE.

SENIOR AND SUBORDINATED DEBT

--BCP, BBVA Peru and Interbank's senior debt ratings would move in line with their respective Long-Term IDRs;

--BCP, BBVA, and Interbank's subordinated debt ratings will mirror any action on the banks' respective VRs;

--SBP subordinated debt ratings would move in line with the bank's Long-Term FC IDR.

CREDICORP LTD

IDRs and Senior Debt

Factors that could, individually or collectively, lead to positive rating action/upgrade:

--An upgrade or change in outlook to Positive in BCP's rating will mirror in Credicorp Ltd.'s ratings.

Factors that could, individually or collectively, lead to negative rating action/downgrade:

--Credicorp's IDRs would remain at the same level as BCP's and would move in tandem with any rating actions on its main operating subsidiary. However, the relativity between these two entities' ratings could also be affected and the holding company downgraded, in the event of a material and sustained increase in Credicorp's double-leverage metrics (above 1.2x), but also if Fitch perceives a material weakening of the holding company's liquidity position and its management;

--Additionally, a change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to its ratings;

--The ratings for Credicorp's senior unsecured debt would move in line with Credicorp's Long-Term IDR.

INTERCORP FINANCIAL SERVICES (IFS)

IDRs and SENIOR DEBT

Factors that could, individually or collectively, lead to negative rating action/downgrade:

--IFS's ratings are sensitive to a change in Interbank's ratings;

--A reduction on the importance of Interbank's role in the group or increase the complexity of the group's structure;

--A material and consistent increase in IFS's common equity double leverage above 120% or deterioration in its standalone liquidity profile.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

DRs and SENIOR DEBT

--IFS's ratings are sensitive to a positive change in Interbank's ratings.

Best/Worst Case Rating Scenario

International scale credit ratings of Financial Institutions and Covered Bond issuers have a best-case rating upgrade scenario (defined as the 99th percentile of rating transitions, measured in a positive direction) of three notches over a three-year rating horizon; and a worst-case rating downgrade scenario (defined as the 99th percentile of rating transitions,  measured in a negative direction) of four notches over three years. The complete span of best- and worst-case scenario credit ratings for all rating categories ranges from 'AAA' to 'D'. Best- and worst-case scenario credit ratings are based on historical performance. For more information about the methodology used to determine sector-specific best- and worst-case scenario credit ratings, visit https://www.fitchratings.com/site/re/ 10111579

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

Public Ratings with Credit Linkage to other ratings

--Cofide and FMV ratings are support driven from Peruvian Government;

--Scotiabank Peru ratings are support driven from Bank of Nova Scotia;

--Credicorp Ltd. ratings are linked to Banco de Credito del Peru ratings as it is its main subsidiary;

--Intercorp Financial Services ratings are linked to Interbank ratings as it is its main subsidiary

ESG Considerations

Fondo Mivivienda S.A. has an ESG Relevance Score of '4' [+] for Human Rights, Community Relations, Access & Affordability due to its role in supporting government policies to ensure low income individuals have access to low cost housing. FMV's is the largest provider of retail mortgage funding in Peru. Fitch's view is that the essential role FMV play in supporting Peru´s social retail mortgage market boosts its franchise and business model, which has a positive impact on the credit profile, and is relevant to the rating[s] in conjunction with other factors.

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of '3'. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. For more information on Fitch's ESG Relevance Scores, visit www.fitchratings.com/esg.

Fitch Ratings Analysts

Robert Stoll

Director

Primary Rating Analyst

+1 212 908 9155

Fitch Ratings, Inc. Hearst Tower 300 W. 57th Street New York, NY 10019

Andres Marquez

Senior Director

Secondary Rating Analyst

+60 1 484 6771

Sergio Pena

Director

Secondary Rating Analyst

+60 1 443 3643

Larisa Arteaga

Director

Secondary Rating Analyst

+1 809 563 2481

Veronica Chau

Senior Director

Committee Chairperson

+52 81 4161 7069

Media Contacts

Jaqueline Carvalho

Rio de Janeiro

+55 21 4503 2623

jaqueline.carvalho@thefitchgroup.com

Rating Actions

ENTITY/DEBT	RATING			RECOVERY	PRIOR
Banco Interamericano de Finanzas S.A.	LT IDR	BB+	Downgrade		BBB-
	ST IDR	B	Downgrade		F3
	LC LT IDR	BB+	Downgrade		BBB-
	LC ST IDR	B	Downgrade		F3
	Viability	bb+	Downgrade		bbb-
	Support	3	Affirmed		3
	Support Floor	BB-	Affirmed		BB-
Credicorp Ltd.	LT IDR	BBB	Downgrade		BBB+
	ST IDR	F2	Affirmed		F2
• senior unsecured	LT	BBB	Downgrade		BBB+
Banco BBVA Peru	LT IDR	BBB	Downgrade		BBB+

ENTITY/DEBT	RATING			RECOVERY	PRIOR
	ST IDR	F2	Affirmed		F2
	LC LT IDR	BBB	Downgrade		BBB+
	LC ST IDR	F2	Affirmed		F2
	Viability	bbb	Downgrade		bbb+
	Support	2	Affirmed		2
• senior unsecured	LT	BBB	Downgrade		BBB+
• subordinated	LT	BB+	Downgrade		BBB-
Corporacion Financiera de Desarrollo S.A. (COFIDE)	LT IDR	BBB	Downgrade		BBB+
	ST IDR	F2	Downgrade		F1
	LC LT IDR	BBB	Downgrade		BBB+
	LC ST IDR	F2	Downgrade		F1
	Support	2	Affirmed		2
	Support Floor	BBB	Support Rating Floor Revision		BBB+
• senior unsecured	LT	BBB	Downgrade		BBB+

ENTITY/DEBT	RATING			RECOVERY	PRIOR
• subordinated	LT	BB+	Downgrade		BBB-
Intercorp Financial Services Inc	LT IDR	BBB-	Affirmed		BBB-
	ST IDR	F3	Affirmed		F3
	LC LT IDR	BBB-	Affirmed		BBB-
	LC ST IDR	F3	Affirmed		F3
• senior unsecured	LT	BBB-	Affirmed		BBB-
Fondo Mivivienda S.A.	LT IDR	BBB	Downgrade		BBB+
	ST IDR	F2	Downgrade		F1
	LC LT IDR	BBB	Downgrade		BBB+
	LC ST IDR	F2	Downgrade		F1
	Support	2	Affirmed		2
	Support Floor	BBB	Support Rating Floor Revision		BBB+
• senior unsecured	LT	BBB	Downgrade		BBB+

ENTITY/DEBT	RATING			RECOVERY	PRIOR
Banco Internacional del Peru S.A.A. - Interbank	LT IDR	BBB	Affirmed		BBB
	ST IDR	F3	Affirmed		F3
	LC LT IDR	BBB	Affirmed		BBB
	LC ST IDR	F3	Affirmed		F3
	Viability	bbb	Affirmed		bbb
	Support	2	Affirmed		2
	Support Floor	BBB-	Support Rating Floor Revision		BBB
• senior unsecured	LT	BBB	Affirmed		BBB
• subordinated	LT	BB+	Affirmed		BB+
Banco de Credito del Peru S.A.	LT IDR	BBB	Downgrade		BBB+
	ST IDR	F2	Affirmed		F2
	LC LT IDR	BBB	Downgrade		BBB+
	LC ST IDR	F2	Affirmed		F2

ENTITY/DEBT	RATING			RECOVERY	PRIOR
	Viability	bbb	Downgrade		bbb+
	Support	2	Affirmed		2
	Support Floor	BBB-	Support Rating Floor Revision		BBB
• senior unsecured	LT	BBB	Downgrade		BBB+
• subordinated	LT	BB+	Downgrade		BBB-
Scotiabank Peru S.A.A.	LT IDR	BBB+	Downgrade		A-
	ST IDR	F1	Affirmed		F1
	LC LT IDR	A-	Downgrade		A
	LC ST IDR	F1	Affirmed		F1
	Viability	bbb	Downgrade		bbb+
	Support	1	Affirmed		1
• subordinated	LT	BBB	Downgrade		BBB+

RATINGS KEY	OUTLOOK	WATCH

POSITIVE

NEGATIVE

EVOLVING

STABLE

Applicable Criteria

Bank Rating Criteria (pub.28 Feb 2020) (including rating assumption sensitivity)

Future Flow Securitization Rating Criteria (pub.04 May 2021) (including rating assumption sensitivity)

Additional Disclosures

Solicitation Status

Endorsement Status

Banco BBVA Peru	EU Endorsed, UK Endorsed

Banco de Credito del Peru S.A.	EU Endorsed, UK Endorsed

Banco Interamericano de Finanzas S.A.	EU Endorsed, UK Endorsed

Banco Internacional del Peru S.A.A. - Interbank	EU Endorsed, UK Endorsed

Corporacion Financiera de Desarrollo S.A. (COFIDE)	EU Endorsed, UK Endorsed

Credicorp Ltd.	EU Endorsed, UK Endorsed

Fondo Mivivienda S.A.	EU Endorsed, UK Endorsed

Intercorp Financial Services Inc	EU Endorsed, UK Endorsed

Scotiabank Peru S.A.A.	EU Endorsed, UK Endorsed

Disclaimer

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Copyright © 2021 by Fitch Ratings, Inc., Fitch Ratings Ltd. and its subsidiaries. 33 Whitehall Street, NY, NY 10004. Telephone: 1-800-753-4824, (212) 908-0500. Fax: (212) 480-4435. Reproduction or retransmission in whole or in part is prohibited except by permission. All rights reserved. In issuing and maintaining its ratings and in making other reports (including forecast information), Fitch relies on factual information it receives from issuers and underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction. The manner of Fitch's factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions and other reports provided by third parties, the availability of independent and competent third- party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors. Users of Fitch's ratings and reports should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating or a report will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings and its reports, Fitch must rely on the work of experts, including independent auditors with respect to financial statements and attorneys with respect to legal and tax matters. Further, ratings and forecasts of financial and other information are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings and forecasts can be affected by future events or conditions that were not anticipated at the time a rating or forecast was issued or affirmed.

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Fitch Ratings, Inc. is registered with the U.S. Securities and Exchange Commission as a Nationally Recognized Statistical Rating Organization (the "NRSRO"). While certain of the NRSRO's credit rating subsidiaries are listed on Item 3 of Form NRSRO and as such are authorized to issue credit ratings on behalf of the NRSRO (see https://www.fitchratings.com/site/regulatory), other credit rating subsidiaries are not listed on Form NRSRO (the "non-NRSROs") and therefore credit ratings issued by those subsidiaries are not issued on behalf of the NRSRO. However, non-NRSRO personnel may participate in determining credit ratings issued by or on behalf of the NRSRO.

Endorsement policy

Fitch’s international credit ratings produced outside the EU or the UK, as the case may be, are endorsed for use by regulated entities within the EU or the UK, respectively, for regulatory purposes, pursuant to the terms of the EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019, as the case may be. Fitch’s approach to endorsement in the EU and the UK can be found on Fitch’s Regulatory Affairs page on Fitch’s website. The endorsement status of international credit ratings is provided within the entity summary page for each rated entity and in the transaction detail pages for structured finance transactions on the Fitch website. These disclosures are updated on a daily basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2021

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative